March 18, 2020

Ms. Heather Clark
Ms. Melissa Raminpour
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing
100 F Street, N.E.
Washington, DC 20549

Re:	Powell Industries, Inc.
Form 10-K for the fiscal year ended September 30, 2019
Filed December 5, 2019
File No. 001-12488

Dear Ms. Clark and Ms. Raminpour,

This letter is submitted on behalf of Powell Industries, Inc. (the “Company”) in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission as set forth in the Staff’s letter dated February 26, 2020 (the “Comment Letter”) regarding the above referenced filing of the Company.
The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, the Company has reproduced in bold typeface below each comment from the Comment Letter, with our response following.
Comments and Responses:
Form 10-K for the Fiscal Year Ended September 30, 2019
Financial Statements
Notes to Consolidated Financial Statements
M. Geographic Information, page 52

1.
Please revise to disclose your operating and reporting segments and provide all disclosures required by ASC 280-10-50. Your response should fully address your reporting structure regarding those executive positions that report to the CODM. In this regard, we note that you have multiple market sectors on page 42 and categories of revenue per page 18 including commercial and industrial revenues, public and private utilities revenues and municipal and transit revenues.

Powell Industries, Inc. | 8550 Mosley Road | Houston, TX 77075 | 713.944.6900 | powellind.com

Ms. Heather Clark
Ms. Melissa Raminpour
March 18, 2020

The Company respectfully acknowledges the Staff’s comment. The Company has considered ASC 280-10-50 when preparing the disclosures in our Form 10-K for the Fiscal Year Ended September 30, 2019 (“Fiscal 2019”). The Company has one operating segment; thus the reportable segment is the operating segment and therefore many of the disclosures required by ASC 280-10-50 are not relevant or applicable. The Company has included in Note M – Geographic Information to the Fiscal 2019 consolidated financial statements the relevant entity-wide disclosures required by ASC 280-10-50-22.

In determining our operating (and therefore our reportable) segment, the Company considered the fact that an individual, our Chief Executive Officer (“CEO”), is our CODM who assesses performance and allocates resources across the Company. The operating segment performance measure reviewed by the CODM is earnings before interest and taxes (EBIT). The CODM also monitors revenues, bookings, and backlog, including changes in sales mix and end use customer, but does not manage cost components by product, customer type or service type, nor does the CODM regularly receive disaggregated information at this level.

Functionally and administratively, the Company had five operating leaders that reported directly to the CEO in Fiscal 2019. They worked and handled responsibilities across multiple market sectors and categories of revenue.

In our future annual reports on Form 10-K, the Company will rename the footnote discussed above to Note M – Segment Information, and disclose that the Company has one operating segment and one reportable segment. The Company will also continue to provide entity-wide disclosures, as applicable.

N. Quarterly Information, page 53

2.
During the fiscal years ended September 30, 2019 and 2018, the quarterly data shows significant fluctuations in operating results between the quarters. Specifically, there are large variations in revenues, gross profit and net income (loss). Please revise to add a discussion of any unusual or infrequently occurring items during each quarter, which may have contributed to the significant fluctuations in operating results. Refer to Item 302(a)(3) of Regulation S-K.

The Company has considered Item 302(a)(3) of Regulation S-K in regards to our disclosure, and respectfully acknowledges the Staff’s comment. In future annual reports on Form 10-K, the Company will include a discussion of any significant unusual or infrequently occurring items that affect the results of operations in our quarterly periods within Note N - Quarterly Information, and cross reference to where the items are discussed elsewhere within the Form 10-K. By way of example, using the Company’s Form 10-K for Fiscal 2019 as a model, in future filings, the Company will include footnotes in the Quarterly Data (Unaudited) table such as the following.

Powell Industries, Inc. | 8550 Mosley Road | Houston, TX 77075 | 713.944.6900 | powellind.com

Ms. Heather Clark
Ms. Melissa Raminpour
March 18, 2020

	2019 Quarters
	First(1)	Second(1)	Third(1) (2)	Fourth(1)	2019
Revenues	$109,351	$123,737	$135,588	$148,504	$517,180
Gross profit	14,631	20,075	23,715	28,555	86,976
Net income (loss)	(2,695)	958	5,089	6,538	9,890
Earnings (loss) per share:
Basic	$(0.23)	$0.08	$0.44	$0.56	$0.85
Diluted	$(0.23)	$0.08	$0.44	$0.56	$0.85

(1) The results for the first quarter of Fiscal 2019 demonstrated normal seasonality and were negatively impacted by holidays and work schedules relative to other quarterly periods. The results for the subsequent quarters of Fiscal 2019 improved due to the timing of orders and execution of our backlog.

(2) The results for the third quarter of Fiscal 2019 were favorably impacted by the receipt of a $1.0 million non-recurring business interruption insurance settlement recognized within operating income.

Should you have any additional questions regarding the above, please contact me by phone at (713) 944-6900 or e-mail at michael.metcalf@powellind.com. The Company will be pleased to provide any additional information that may be necessary.

Sincerely,
/s/ Michael W. Metcalf

Michael W. Metcalf
Executive Vice President,
Chief Financial Officer

cc:     Kollen West, PricewaterhouseCoopers LLC
William Rohrlich, Winstead PC

Powell Industries, Inc. | 8550 Mosley Road | Houston, TX 77075 | 713.944.6900 | powellind.com